EXHIBIT 12

NORTHWEST NATURAL GAS COMPANY

Computation of Ratio of Earnings to Fixed Charges

January 1, 2002 - September 30, 2007

(Thousands, except ratio of earnings to fixed charges)

(Unaudited)

	Year Ended December 31,					12 Months Ended Sept. 30,	Nine Months Ended Sept. 30,	Nine Months Ended Sept. 30,
	2006	2005	2004	2003	2002	2007	2007*	2006
Fixed Charges, as defined:
Interest on Long-Term Debt	$34,651	$34,330	$33,776	$33,258	$32,264	$34,503	$25,859	26,007
Other Interest	4,648	2,665	2,184	2,048	1,620	5,608	2,690	1,730
Amortization of Debt
Discount and Expense	716	808	773	696	799	715	536	537
Interest Portion of Rentals	1,465	1,357	1,489	1,622	1,578	1,495	1,134	1,104

Total Fixed Charges, as defined	41,480	39,160	38,222	37,624	36,261	42,321	30,219	29,378

Dividends - Preference Shares	—	—	—	294	2,280	—	—	—

Combined Fixed Charges and Preference Dividends, as defined	$41,480	$39,160	$38,222	$37,918	$38,541	$42,321	$30,219	$29,378

Earnings, as defined:
Net Income	$63,415	$58,149	$50,572	$45,983	$43,792	$74,896	$44,784	$33,303
Taxes on Income	36,234	32,720	26,531	23,340	23,444	43,759	26,178	18,653
Fixed Charges, as above	41,480	39,160	38,222	37,624	36,261	42,321	30,219	29,378
Preferred Dividend Requirements	—	—	—	—	—	—	—	—
Total Earnings, as defined	$141,129	$130,029	$115,325	$106,947	$103,497	$160,976	$101,181	$81,334

Ratio of Combined Fixed Charges and Preference Dividends to Earnings	3.40	3.32	3.02	2.82	2.69	3.80	3.35	2.77

Ratio of Earnings to Fixed Charges	3.40	3.32	3.02	2.84	2.85	3.80	3.35	2.77

*	A significant part of the business of NW Natural is of a seasonal nature; therefore, the ratio of earnings to fixed charges for the interim period is not necessarily indicative of the results for a full year.